Exhibit 12.7
Illinois Power Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	Nine Months	Year
	Ended	Ended
	September 30,	December 31,
	2006	2005
Net income from continuing operations	$62,920	$97,039
Add- Taxes based on income	42,422	65,171
Net income before income taxes	105,342	162,210

Add- fixed charges:
Interest on long term debt	34,184	41,028
Estimated interest cost within rental expense	144	1,290
Amortization of net debt premium, discount, expenses and losses	2,601	2,315
Total fixed charges	36,929	44,633

Earnings available for fixed charges	142,271	206,843

Ratio of earnings to fixed charges	3.85	4.63

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,529	2,294
Adjustment to pre-tax basis	1,031	1,542
	2,560	3,836

Combined fixed charges and preferred stock dividend requirements	$39,489	$48,469

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.60	4.26